SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On June 29, 2021, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Receives Complete Response Letter from U.S. FDA for NexoBrid Biologics License Application”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The content of this report on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 and May 15, 2021 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635 and 333-255784, respectively) and on Form F-3 filed with the SEC on March 25, 2019 (Registration No. 333-230490).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: June 29, 2021	By:	/s/ Boaz Gur-Lavie
	Name:	Boaz Gur-Lavie
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated June 29, 2021 titled “MediWound Receives Complete Response Letter from U.S. FDA for NexoBrid Biologics License Application”.